Exhibit 99.1

Hydro One Concludes Regulatory Approval process for Acquisition of

Great Lakes Power Transmission Business

TORONTO, October 13, 2016 – Hydro One Limited (TSX: H) (“Hydro One” or “the Company”) announced today that the Ontario Energy Board has approved its application for the acquisition of Great Lakes Power Transmission LP (“Great Lakes Transmission”). As all regulatory approvals are complete, Hydro One expects to close the transaction on October 31, 2016.

On January 29, 2016, the Company announced the acquisition of Great Lakes Transmission for $222 million in cash, subject to customary adjustments, plus the assumption of approximately $151 million in outstanding debt.

“We are pleased to welcome our new customers and employees to Hydro One,” said Mayo Schmidt, President and CEO, Hydro One Limited. “Great Lakes Transmission has a very strong team that has done a tremendous job serving their communities. By combining resources and best practices, we can realize operational synergies and positively impact price, reliability and quality of service over the longer term.”

The Great Lakes Transmission business consists of 15 transmission stations, 560 kilometers of high and medium voltage 44-230 kV transmission lines, and related infrastructure covering an area of 12,000 square kilometers and connects to Hydro One’s Wawa and Mississagi transmission stations.

Great Lakes Transmission will begin to operate under the name Hydro One Sault Ste. Marie in early 2017 and will continue to operate as a standalone licensed transmitter.

Following the closing of this transaction, Hydro One will operate approximately 98% of Ontario’s transmission grid.

About the Company:

Hydro One Limited (TSX: H) Hydro One is Ontario’s largest electricity transmission and distribution company headquartered in Toronto, Ontario with approximately $24 billion in assets and 2015 revenues of over $6.5 billion. Hydro One delivers electricity safely and reliably to over 1.3 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One owns and operates Ontario’s approximately 29,000 circuit km high-voltage transmission network and an approximately 123,000 circuit km primary low-voltage local distribution network. For more information about Hydro One, visit www.HydroOne.com

For further information:

Investors:

Bruce M. Mann, Investor Relations,

investor.relations@hydroone.com, 416-345-5722;

Media:

Daffyd Roderick, Corporate Communications,

media.relations@hydroone.com, 416-345-6868